

10031133



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SECURITIES A
Wash

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 04/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 WRENWOOD BLVD, SUITE D
(No. and Street)

BATON ROUGE, LA 70809
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GORDON C. OGDEN, III 225-293-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE SEHRT ROMIG HAND
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK, SUITE 300 COVINGTON, LA 70433
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon C. Ogden, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinancial, as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



KAREN HAYES GREEN
Notary Public
State of Louisiana
Notary ID Number 89717
East Baton Rouge Parish

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCIAL, INC.

Audit of Financial Statements

April 30, 2010

Contents


LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Profinancial, Inc.
Baton Rouge, Louisiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **PROFINANCIAL, INC.** (the Company) as of April 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PROFINANCIAL, INC.** as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
June 23, 2010

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

PROFINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2010

ASSETS

Current Assets		
Cash	$	29,958
Receivable from Brokers or Dealers		25,168
Accounts Receivable - Other		419
Accounts Receivable - Employee		3,321
Furniture and Equipment at Cost, Less Accumulated Depreciation of $827		1,435
Total Assets	$	60,301

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable	$	6,386
Accrued Expenses		1,404
Due to Stockholder		2,779
Total Liabilities		10,569
Stockholders' Equity		
Common Stock - 500 Shares (no Par Value) Authorized, Issued and Outstanding		600
Additional Paid-In Capital		16,100
Retained Earnings		33,032
Total Stockholder's Equity		49,732
Total Liabilities and Stockholder's Equity	$	60,301

The accompanying notes are an integral part of these financial statements.

PROFINANCIAL, INC.
STATEMENT OF INCOME
For the Year Ended April 30, 2010

Revenues		
Commission Income	$	42,827
Income from Sale of Investment Company Shares		19,348
Other Income		19,591
Total Revenues		81,766
Expenses		
Employee Compensation and Benefits		42,453
Occupancy Expense		15,825
Regulatory Fees and Expenses		2,211
Other Operating and General and Administrative Expenses		16,517
Total Expenses		77,006
Net Income	$	4,760

The accompanying notes are an integral part of these financial statements.

PROFINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended April 30, 2010

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance - April 30, 2009	$ 600	$ 16,100	$ 28,272	$ 44,972
Net Income	-	-	4,760	4,760
Balance - April 30, 2010	$ 600	$ 16,100	$ 33,032	$ 49,732

The accompanying notes are an integral part of these financial statements.

PROFINANCIAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended April 30, 2010

Cash Flows from Operating Activities		
Net Income	$	4,760
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities		
Depreciation		458
Increase in Due from Brokers and Dealers		(18,263)
Decrease in Income Tax Receivable		2,252
Increase in Accounts Payable		6,386
Decrease in Income Taxes Payable		(3,790)
Increase in Accrued Expenses		1,404
Net Cash Used in Operating Activities		(6,793)
Decrease in Cash and Cash Equivalents		(6,793)
Cash and Cash Equivalents, Beginning of Year		36,751
Cash and Cash Equivalents, End of Year	$	29,958

The accompanying notes are an integral part of these financial statements.

PROFINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Business of the Company

Profinancial, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company performs as an introducing broker. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Basis of Accounting

The Company presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation, computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations totaled $458 for the year ended April 30, 2010.

Accounts Receivable

Revenues earned but not yet received by the Company are reported as accounts receivable. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made. Use of this method does not result in a material difference from the allowance method required by generally accepted accounting principles.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

PROFINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is taxed as a cash basis, C Corporation. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Note 2. Receivables from Brokers or Dealers

Accounts receivable from brokers or dealers represent uncollected commissions and fees due from other brokers and/or clearing organizations.

Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at April 30, 2010.

PROFINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS

Note 4. Related Party Transactions

The Company has entered into an expense sharing agreement with its President. Under the terms of the agreement, the Company will expense a minimum of $300 per month and a maximum of 100% of the shared expenses, which include land based phone services, utilities, internet, supplies, and other expenses that are for business purposes. At April 30, 2010, included in accrued expenses payable are $1,404 of shared expenses payable.

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $10,200 for the year ended April 30, 2010.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitment" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At April 30, 2010, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2010, the Company had net capital of $44,411, which was $39,411 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .24 to 1 at April 30, 2010.

Note 7. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any , related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after April 30, 2005 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of April 30, 2010, the Company had no uncertain tax positions.

Note 8. Evaluation of Subsequent Events

During the year, the Company adopted FASB ASC Topic 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through June 23, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

PROFINANCIAL, INC.
SUPPLEMENTARY INFORMATION
April 30, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Members' Equity	$	49,732
Deductions and/or Charges		
Non-Allowable Receivables		(419)
Non-Allowable Fixed Assets		(1,435)
Other Assets		(3,321)
Net Capital Before Haircuts on Securities Positions		44,557
Haircuts on Securities		(146)
Net Capital	$	44,411
AGGREGATE INDEBTEDNESS	$	10,569
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$	5,000
Excess of Net Capital	$	39,411
Excess Net Capital at 1,000%	$	43,354
Ratio: Aggregate Indebtedness to Net Capital		.24 to 1

There were no material differences between the computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17 A-5 Part II filing as of April 30, 2010.

PROFINANCIAL, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Profinancial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **PROFINANCIAL, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended April 30, 2010, **PROFINANCIAL, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Profinancial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **PROFINANCIAL, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended April 30, 2010, **PROFINANCIAL, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Profinancial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **PROFINANCIAL, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended April 30, 2010, **PROFINANCIAL, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.


LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Profinancial, Inc.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of Profinancial, Inc, as of and for the year ended April 30, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United Stated), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining all internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of chances in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



A Professional Accounting Corporation

June 23, 2010


LSRH

LAPORTE SEHRT ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Profinancial, Inc.

Independent Accountant's Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2009, to April 30, 2010, which were agreed to by Profinancial, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Profinancial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Profinancial, Inc.'s management is responsible for Profinancial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 with the amounts reported in Form SIPC-7T for the period from May 1, 2009, to April 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7T, we compared it to the assessment form on which it was originally computed noting no differences.

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

June 23, 2010